Exhibit 23.1

Consent of KPMG LLP

The Partners
Duke Realty Limited Partnership:

We consent to the incorporation by reference in the Registration Statements No. 333-108557-01 and No. 333-120492-01 on Form S-3 of Duke Realty Limited Partnership of our report dated April 28, 2006, with respect to The Mark Winkler Operating Properties Combined Statement of Revenue in Excess of Certain Expenses for the year ended December 31, 2005, which report appears in the Form 8-K/A of Duke Realty Limited Partnership dated May 10, 2006. Our report includes a paragraph that states that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, and is not intended to be a complete presentation of the revenue and expenses of The Mark Winkler Operating Properties.

KPMG LLP

Indianapolis, Indiana
May 10, 2006